

June 23, 2014

Via E-mail
Mr. Edward Barrios
President
Cataca Resources, Inc.
782 Ayala Avenue
Makati City, Philippines, 2130

> **Re:** **Cataca Resources, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-190255**

Dear Mr. Barrios:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 48

1. We reissue comment 4 in our letter dated March 7, 2014. Please revise this section to add a more detailed plan of operations, which describes specific milestones for each phase of exploration.

Liquidity and Capital Resources, page 49

2. We partially reissue comment 6 in our letter dated March 7, 2014. While we note that there is no written agreement, please file a written description of the loan agreement with Mr. Barrios. See Question 146.04 of the Regulation S-K Compliance and Disclosure Interpretations available at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Changes in Accountants, page 55

3.   Please clarify the language in the first paragraph to state clearly the specific reason that Goldman Accounting Services CPA, PLLC ("Goldman") is no longer your independent public accountant, i.e., Goldman resigned, Goldman declined to stand for re-election, you dismissed Goldman, etc. Refer to Item 304(a)(1)(i) of Regulation S-K.

4.   Revise to clarify the specific date of the termination of Goldman's engagement as your independent public accountant. You disclosed that Goldman served you "inclusive through February 14, 2014" and also state that you received a letter dated March 17, 2014 from Goldman stating the firm would not be able to audit the 2013 financial statements.

5.   Please revise and disclose whether the decision to change accountants was recommended or approved by the Board of Directors. See Item 304(a)(1)(iii) of Regulation S-K.

6.   Please file a new Exhibit 16 letter from Goldman indicating whether the firm agrees with the requested revised disclosures. Please advise Goldman that the SEC's mailing address (which is included in the firm's letter) is 100 F Street N.E., Washington DC 20549.

Transactions with related persons, promoters and certain control persons, page 61

7.   We partially reissue comment 8 in our letter dated March 7, 2014. For each loan received from the president, please provide all the information required by Item 404(a)(5) of Regulation S-K.

Exhibits

8.   We partially reissue comment 12 in our letter dated March 7, 2014. We are unable to locate Exhibit 3.2 refiled with the latest amendment, as your response indicated. Please revise to file the exhibit in proper electronic format. In addition, Exhibit 99.3 as filed with the latest amendment, omits some of the information from the prior Exhibit 99.3. Please file Exhibit 99.3 in its entirety.

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

9.   Please advise PLS CPA that an independent registered accounting firm cannot consent to the use of its review report in a document filed with the Commission. PLS CPA should instead provide to you a letter acknowledging awareness of the use of its review report on unaudited interim financial information in the registration statement. Please advise PLS CPA to delete the third paragraph of its consent and provide instead a letter as described by paragraph (b)(15) of Item 601 of Regulation S-K. Please file this letter as an exhibit.

You may contact Brian McAllister at (202) 551-3341 or Tia Jenkins at (202) 551-3871 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Posil at (202) 551-3589 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Robert Galletti
       Macdonald Tuskey